YUKON-NEVADA GOLD CORP. CONSIDERS OPERATIONAL AND FINANCIAL
ALTERNATIVES AT JERRITT CANYON, NEVADA

Vancouver, BC – August 15, 2008 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) today announces the consideration of various plans to maximize the short term and long term value of its investment in the Jerritt Canyon Mine, Nevada in light of current economic difficulties.

The ongoing negative cash flow situation at Jerritt Canyon required immediate action and the decision was made to suspend underground mining on August 8th, 2008 (see press release) and the mining crew has now been laid off. The Company has made efforts to ensure that most of the employees have been placed into jobs at other mining companies around the area. A considerable cost reduction plan and renegotiation of toll milling contracts are in progress. The plan also includes the possible segregation of part of the milling facility as a cash realizing transaction.

Jerritt Canyon’s recently refurbished mill was in operation until this past weekend, but the malfunction of a critical part in the drying circuit caused the mill to be shut down for repairs. It will reopen as soon as possible. In the meantime Small Mine Developers, SMD, the ore subcontractors, has demobilized its equipment and personnel.

The Company is working hard to fulfill its statutory obligations to its employees, such as continuing health coverage and the payment of all suppliers. To address the liquidity problem at the Jerritt Canyon operation, the Company is now focused on refinancing to ensure obligations are met and to move forward to regain positive cash flow. There can be no assurance that the financing or cash generating alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain this cash generation will likely have a material adverse effect on the Company’s operations and financial condition.

The pre-feasibility study at the Company’s Ketza River Project in the Yukon Territory is continuing on schedule.

Management has also accepted the resignation of Christopher Oxner, Chief Financial Officer effective immediately.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.